24000928

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-49208

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fortune Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

388 E. Valley Blvd., Suite 208
(No. and Street)

Alhambra	CA	91801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yin Yi Chen	(626) 281-6001	tchen@fortunesecuritiesinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yin Yi Tommy Chen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fortune Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Los Angeles }

On February 22, 2024 before me, MAN LIU, NOTARY PUBLIC,
(Here insert name and title of the officer)

personally appeared ------------------YINYI TOMMY CHEN-------------------------,
who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) (is)/are subscribed to the within instrument and acknowledged to me that (he)/she/they executed the same in (his)/her/their authorized capacity(~~ies~~), and that by (his)/her/their signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MAN LIU
COMM. #2391856
Notary Public - California
Los Angeles County
My Comm. Expires Feb. 23, 2026
NR01 NR01

Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 2 Document Date 12/31/2023

CAPACITY CLAIMED BY THE SIGNER
- ☐ Individual (s)
- ☐ Corporate Officer

(Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ____________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple

Fortune Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2023

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Fortune Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Fortune Securities, Inc. as of December 31, 2023, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Fortune Securities, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fortune Securities, Inc.'s management. My responsibility is to express an opinion on Fortune Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Fortune Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Fortune Securities, Inc. 's financial statements. The Supplemental Information is the responsibility of the Fortune Securities, Inc. 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Fortune Securities, Inc. 's auditor since 2018.

Tarzana, California

February 16, 2024

Fortune Securities, Inc.
Statement of Financial Condition
December 31, 2023

Assets

Cash		$	231,048
Clearing broker deposits			27,862
Commissions receivable			568
Furniture and equipment, at cost, net of accumulated depreciation of $87,067			-
Leasehold improvements, net of accumulated Amortization of $75,243			-
Deposits			4,599
Right of use asset			63,403
Total Assets		$	327,480

Liabilities and Stockholders' Equity

Liability			
Accounts payable and accrued expenses		$	830
Commissions payable			137,616
Broker's payable			1,972
Right of use liability			63,403
SBA EIDL loan			50,000
Total Liabilities			253,821
Stockholders' Equity			
Common stock, $.00 par value, 10,000,000 shares Authorized; 6,605,274 shares issued and outstanding	$ -		
Paid-in capital	606,200		
Retained earnings (deficit)	(532,541)		73,659
Total Liabilities and Stockholders' Equity		$	327,480

See accompanying notes to financial statements

Fortune Securities, Inc.
Statement of Income
For the Year Ended December 31, 2023

Revenues	
Commissions	$ 88,868
Revenue from Sale of Investment Company Shares	36,807
Revenue from Sale of Insurance Based Product	2,004,185
Interest	7,857
Other Income	1,517
Total Revenues	2,139,234
Direct Costs	
Commission expense	1,944,612
Ticket clearance charges	52,868
Quotes & research	7,410
Total Direct Costs	2,004,890
Gross Profit	134,344
Operating Expenses	
Exchange fees	5,413
Insurance	10,678
Office expenses	9,966
Postage and delivery	247
Professional fees	27,892
Rent	59,381
Payroll expenses	(69,572)
Telephone	4,045
Temporary help	29,000
Travel and entertainment	60,395
Utilities	2,371
Broker reimbursement	(12,523)
Total Operating Expenses	127,293
Income (Loss) Before Tax Provision	7,051
Income Tax Provision	800
Net Income (Loss)	$ 6,251

See accompanying notes to financial statements

Fortune Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2023

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2022	6,605,274	$ 0	$ 606,200	$ (538,792)	$67,408
Net Income (Loss)				6,251	6,251
Balance, December 31, 2023	6,605,274	$ 0	$ 606,200	$ (532,541)	$73,659

See accompanying notes to financial statements

Fortune Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flows from Operating Activities:		
Net income	$	6,251
Changes in operating assets and liabilities:		
Clearing deposit		(742)
Commissions receivable		22,832
Accounts payable and accrued expenses		(2,191)
Commissions payable		(13,880)
Broker Payable		655
Net Cash Provided by Operating Activities		6,674
Net Increase in Cash		12,925
Cash at Beginning of Year		218,123
Cash at End of Year	$	231,048
Supplemental Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income tax	$	800

See accompanying notes to financial statements

Fortune Securities, Inc.
Notes to Financial Statements
December 31, 2023

Note 1 – Organization and Nature of Business

Fortune Securities, Inc. (the "Company") was incorporated in the State of California on November 20, 1995. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker retailing corporate securities;
- Broker retailing corporate debt securities;
- Mutual fund retailer;
- U.S. government securities broker;
- Put and call broker or dealer or option writer;
- Online trading;
- Broker selling variable life insurance or annuities;
- Private placements of securities; and
- Broker selling public non-traded real estate investment trusts.

The Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. The Company does not hold customer funds and/or securities, nor control of customer assets.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 2 – Significant Accounting Policies (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examinations. The Company is subject to examinations by U.S. Federal and State tax authorities from 2019 to the present, generally for three years after they are filed.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Note 2 – Significant Accounting Policies (continued)

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Interest/Rebate/Dividend Income: This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2023, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$0	$1,972

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Related Party

The Company is under common control with another firm, Castle Group Investment Counsel, Inc. ("Castle Group"). However, there are no transactions between the Company and Castle Group during the year ending December 31, 2023.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness ($190,418) to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $67,094 which was $54,399 in excess of its required net capital of $12,695. The Company's net capital ratio was 2.84 to 1.

Note 8 - Income Taxes

The Components of the Company's deferred tax assets/liabilities are as follows:

Deferred tax assets:	
Net operating loss carryforward	$113,400
Deferred tax assets before valuation allowance	113,400
Valuation allowance	(113,400)
Net deferred tax assets	$ 0

The Company files its corporate income tax returns on the accrual basis. For federal and state income tax purposes, there are net operating losses (NOLs) of approximately $378,000 to carry over to next year. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

Note 9 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000, current balance is $25,896. A clearing broker which the Company no longer has an agreement with keeps a deposit, current balance is $1,966.

Fortune Securities, Inc.
Notes to Financial Statements
December 31, 2023

Note 10 – Operating Lease Commitments

The Company leases office space under a noncancellable operating lease expiring July 31, 2025. The lease requires a deposit of $4,599. At December 31, 2023, future minimum lease payments under this agreement are as follows:

2024	45,177
2025	26,809
	$ 71,986

Rent expense for the year ended December 31, 2023 is $59,381.

The Company recognizes and records its operating lease in accordance with FASB ASC 842, *Lease Accounting Standard.* Under that guidance the Company records the future operating leases at its net present value of $63,403 on the balance sheet December 31, 2023, reflected by both an asset, called a Right of Use Asset, and a liability called a Right of Use Liability.

Note 11 – SBA COVID-19 EIDL Loan

The SBA EIDL is a federal small business loan program, which supports small businesses' recovery from the COVID-19 disaster economic impacts. The term of the loan is thirty years, and the interest rate on the loan is 3.75% per annum. The monthly loan payment is $244. The Company makes loan payments starting from January 2023. As of December 31, 2023, the loan balance is $50,000.

Note 12 – Employee Retention Credit

In 2023, the Company collected Employee Retention Tax Credit from IRS. The amount of tax credit received is $69,572.

Note 13 – Commitments and Contingencies

There were no pending arbitration claims or other pending claims which were initiated by customers as of December 31, 2023.

Note 14 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2023 through February 16, 2024, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any material subsequent events occurred, the nature of which would require disclosure.

Fortune Securities, Inc.
Schedule I - Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
For the Year Ended December 31, 2023

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	73,659
Clearing broker deposit nonallowable portion		(1,966)
Deposits		(4,599)
Net Capital	$	67,094
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness – 6.67% of net aggregate indebtedness	$	12,695
Minimum dollar net capital required	$	5,000
Net capital required (greater of above amounts)	$	12,695
Excess capital	$	54,399
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	48,052
Computation of Aggregate Indebtedness		
Total liabilities	$	190,418
Aggregate indebtedness to net capital		2.84

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per Company's computation	$	67,094
Variance		-
Net capital per audit	$	67,094

See accompanying notes to financial statements

Fortune Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2023

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

The Company claims an exemption pursuant to Footnote 74 of the SEC Release No. 34-70073.

Fortune Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2023

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

The Company claims an exemption pursuant to Footnote 74 of the SEC Release No. 34-70073.

Fortune Securities, Inc.
Exemption Report

Fortune Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. With regard to the Company's business activities for transactions cleared on a fully disclosed basis with a clearing firm, the Company claims exemption from Rule 17 C.F.R. §240.15c3-3 under the provision of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. With regard to the Company's business activities of mutual fund retailer, broker selling variable life insurance or annuities, private placements of securities and public non-traded real estate investment trusts, for transactions not cleared through its clearing firm, the Company is filing this Exemption Report because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

3. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) and the provisions of Footnote 74 of SEC Release No. 34-70073 throughout the most recent fiscal year without exception.

Fortune Securities, Inc.

I, Yin Yi Chen, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________ 2|16|24 ______________________
President Date

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Fortune Securities, Inc.
Alhambra, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Fortune Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fortune Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Fortune Securities, Inc. stated that Fortune Securities, Inc. met the identified exemption provisions throughout the most recent year December 31, 2023 without exception and (3) Fortune Securities, Inc. stated that Fortune Securities, Inc. is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (a) Broker retailing corporate securities; Broker retailing corporate debt securities; Mutual fund retailer; U.S. government securities broker; Put and call broker or dealer or option writer; Broker selling tax shelters or limited partnerships in primary distributions; Online trading; Broker selling variable life insurance or annuities; Private placements of securities; Best efforts underwriter; Municipal securities broker; and Broker selling public non-traded real estate investment trusts; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year December 31, 2023 without exception. Fortune Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Fortune Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 16, 2024